# SEC Schedule 13G/A (Amendment No. 6) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Airbnb, Inc., CIK 0001559720
CUSIP: 009066101
Title of class of securities: Class A Common Stock, $0.0001 par value per share
Address of issuer's principal executive offices: 888 Brannan Street, San Francisco, California (CA), 94103
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001834147

## Reporting persons
- Nathan Blecharczyk: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 46,433,863.22; shared voting power 0; sole dispositive power 46,433,863.22; shared dispositive power 0; aggregate amount beneficially owned 46,433,863.22 (9.8% of the class)
- Gioacchino Curiale: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); member of a group; sole voting power 15,142,931; shared voting power 0; sole dispositive power 15,142,931; shared dispositive power 0; aggregate amount beneficially owned 15,142,931 (3.4% of the class)

## Item 1. Issuer
Name of issuer: Airbnb, Inc.
Address of issuer's principal executive offices: 888 Brannan Street, San Francisco, CA 94103

## Item 2. Person Filing
Name of person filing: This statement is filed on behalf of Nathan Blecharczyk and Gioacchino Curiale (each a "Reporting Person" and collectively, the "Reporting Persons").
Address of principal business office or, if none, residence: The business address of each Reporting Person is 888 Brannan Street, San Francisco, CA 94103.
Citizenship: Each of the Reporting Persons is a citizen of the United States.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
The ownership information below represents beneficial ownership of Class A Common Stock of the Issuer as of December 31, 2025, based upon 425,294,120 shares of Class A Common Stock outstanding as of October 20, 2025, as disclosed in the Issuer's Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 6, 2025. The ownership information assumes the respective conversion of the Class B common stock, par value $0.0001 per share ("Class B Common Stock") of the Issuer, and the vesting of restricted stock units and exercise of stock options disclosed below, each into shares of Class A Common Stock of the Issuer on a one-to-one basis.

Nathan Blecharczyk is deemed to be the beneficial owner of 46,433,863.223 shares of Class A Common Stock, which include: (i) 2,126.223 shares of Class A Common Stock held of record by Mr. Blecharczyk; (ii) 6,721 shares of Class A Common Stock issuable to Mr. Blecharczyk upon vesting of restricted stock units that will vest within 60 days of December 31, 2025; (iii) 11,520 shares of Class A Common Stock held of record by a trust over which Mr. Blecharczyk has investment discretion; (iv) 46,054,197 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held in trusts over which Mr. Blecharczyk has investment discretion; and (v) 359,299 shares of Class A Common Stock subject to stock options held by Mr. Blecharczyk that are exercisable on or within 60 days of December 31, 2025.

Gioacchino Curiale is deemed to be the beneficial owner of 15,142,931 shares of Class A Common Stock issuable upon conversion of shares of Class B Common Stock held in trusts for the benefit of Mr. Blecharczyk's family for which he serves as the trustee.
Percent of class:
Nathan Blecharczyk: 9.8%
Gioacchino Curiale: 3.4%
Sole power to vote or to direct the vote:
Nathan Blecharczyk: 46,433,863.223
Gioacchino Curiale: 15,142,931
Shared power to vote or to direct the vote:
Nathan Blecharczyk: 0
Gioacchino Curiale: 0
Sole power to dispose or to direct the disposition:
Nathan Blecharczyk: 46,433,863.223
Gioacchino Curiale: 15,142,931
Shared power to dispose or to direct the disposition:
Nathan Blecharczyk: 0
Gioacchino Curiale: 0

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: Pursuant to the Voting Agreement, dated as of December 4, 2020, by and among the Reporting Persons, Brian Chesky, Joseph Gebbia, and certain affiliated trusts and entities described therein (the "Voting Agreement"), the parties to the Voting Agreement may be deemed to constitute a group for purposes of Rule 13d-3 under the Securities and Exchange Act of 1934, as amended. The Reporting Persons disclaim beneficial ownership of the securities beneficially owned by the other parties to the Voting Agreement.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Exhibits
Joint Filing Agreement (previously filed).

## Signatures
- Nathan Blecharczyk: /s/ Nathan Blecharczyk, Nathan Blecharczyk (02/17/2026)
- Gioacchino Curiale: /s/ Gioacchino Curiale, Gioacchino Curiale (02/17/2026)